Exhibit 99.1

Spreadtrum Introduces World’s Lowest Cost Android Smartphone
Platform for TD-SCDMA and EDGE/WiFi, Reaffirms Q4 Guidance

Solutions Define New Entry Level for Smartphones, Increasing Affordability for
China and Emerging Market Consumers

SHANGHAI, CHINA – December 8, 2011 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the commercial availability of two low-cost Android smartphone platforms, the SC8805G for TD-SCDMA and the SC6810 for EDGE/WiFi.  The two 40nm-based 600MHz solutions are based on a low power, cost efficient architecture that lower total phone cost to US$40-50, well below currently available smartphones and easily within reach of sub-$100 retail prices.  This entry point can accelerate the overall footprint for smartphones in China and emerging markets by appealing to consumers who might otherwise choose a high end feature phone and by expanding smartphone distribution beyond operator channels to the open market.

“The SC8805G and SC6810 mark Spreadtrum’s entry into the smartphone category,” said Dr. Leo Li, Spreadtrum’s president and chief executive officer.  “We have combined our expertise in 40nm baseband platforms and highly integrated systems to deliver a low-cost solution in a new price segment that will make smartphone devices more accessible to consumers in China and emerging markets.”

Spreadtrum also reaffirmed previously-released Q4 revenue guidance of US$188 million - US$194 million and gross margin guidance of approximately 41%.  Dr. Li added, “Our smartphone solutions for TD and EDGE/WiFi are now commercially available and have started shipping.  Demand in our 2G and 3G business lines remains healthy and we are on track to meet or exceed our Q4 revenue outlook.”

The SC8805G and the SC6810 are based on Spreadtrum’s turnkey platform, which consists of a hardware reference design and compliance-tested software suite that reduces the engineering requirement and accelerates time to market for handset manufacturers. The two solutions incorporate an ARM-9 600MHz processor, integrate power management and support Android 2.2, 2D graphics, camera support up to 5MP, MPEG4 decoder and encoder, an HVGA touch screen LCD display, as well as connectivity and broadcast functions including Wi-Fi, GPS, Bluetooth, FM and mobile TV.

The SC8805G targets China’s growing demand for low-cost smartphones, supporting China Mobile’s TD-SCDMA standard. China Mobile estimates that next year more than 30 million TD-SCDMA smart phones will be sold to consumers, most in the low-cost segment. The SC6810 is designed for emerging markets, where 3G rollouts are still in development and EDGE/WiFi provides consumers interested in a smartphone experience with the best coverage available.

The two platforms have been designed into models by more than a dozen handset manufacturers, with the first models expected to ship this month.  Designs with Spreadtrum’s SC8805G have passed China Mobile’s qualification testing, paving the way for product launch.

About Spreadtrum Communications

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:

This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the ability of Spreadtrum’s SC8805G and SC6810 to accelerate the overall footprint for smart phones in China and emerging markets, the ability of Spreadtrum’s low-cost solution in a new price segment to make smartphone devices more accessible to consumers in China and developing country markets, Spreadtrum’s expectation on meeting or exceeding its Q4 revenue outlook, China’s growing demand for low-cost smartphones, China Mobile’s estimate on more than 30 million TD-SCDMA smart phones (most in the low-cost segment) to be sold next year, and Spreadtrum’s expectation on the first models shipping in December 2011. The Company uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices, unpredictable changes in technology and consumer demand for smart phones, market acceptance of Spreadtrum's SC8805G and SC6810, the growing demand for low-cost smartphones in China and emerging markets, the state of and any change in the Company's relationship with its major customers, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.